Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

PRICE SENSITIVE INFORMATION

SMIC TO INVEST IN WUHAN XINXIN

WRITING A NEW CHAPTER IN SCIENTIFIC DEVELOPMENT

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The Wuhan East Lake Hi-Tech Development Zone Administrative Committee and Semiconductor Manufacturing International Corporation (“SMIC,” NYSE:SMI, SEHK:0981.HK) today sign a cooperation framework agreement in Wuhan’s East Lake Hotel in which both parties agree to cooperate and jointly invest in the 12-inch wafer production facilities of Wuhan Xinxin Semiconductor Manufacturing Corporation (Wuhan Xinxin) through cash injection. The cooperation is subject to further discussion and finalization of the terms and compliance with applicable laws and regulations.

The official signing ceremony is attended by the President of the Chinese Academy of Engineering Zhou Ji; officials from the National Development and Reform Commission, China Development Bank, and Hubei Province; Wuhan City Party Secretary Yang Song; Wuhan Mayor Ruan Chengfa; SMIC Chairman Jiang Shangzhou; SMIC President and C.E.O. David N.K. Wang; and others.

SMIC began its cooperation with Wuhan City in early 2006 when its government funded and constructed Wuhan Xinxin and engaged SMIC to manage it. Wuhan Xinxin commenced production in September 2008, with its fab construction and operations meeting global industry standards. The signing of this new agreement strengthens the commitment between SMIC’s new management team and the Wuhan government to move towards greater expansion and development.

The cooperation framework agreement proposes a possible joint venture driven by corporate responsibility and profitability, which will focus on 65-40 nanometer integrated circuits with a goal of achieving a production capacity of 45,000 wafers per month within three years of its establishment. Capacity planning for this new phase will be consistent with industry standards for profitable development, with products and technology driven by market demand.

This cooperation will benefit both parties and serve as a strategic component in SMIC’s expansion plan over the next five years. It also will become a key contributor to the Chinese and global semiconductor industries, as a reliable platform for high-end chip manufacturing.

Through this agreement, SMIC and Wuhan City will collaborate extensively in areas such as talent development, chip design, and supply chain improvement, to promote the economic development of Wuhan’s “Optics Valley” and upgrade Hubei Province’s information & technology industry. As East Lake High-tech Zone is developing its strategy to build the “National Innovation Model Area” and “China Optical Valley,” this cooperation will become an innovation engine to drive their development.

The cooperation may constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules. The Company will comply with the applicable requirements under Chapter 14 of the Listing Rules as and when required.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements regarding the expected benefits of the cooperation, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and
Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang
President, Chief Executive Officer,
Executive Director

Shanghai, PRC
29 October 2010

*For identification purposes only